NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE American LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on January 31, 2023, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on January 19, 2023 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Maverix Metals Inc. and Triple Flag Precious Metals Corp. became effective after market close on January 19, 2023. Holders of Common Shares of Maverix Metals Inc. elected to receive either All Cash Consideration or All Stock Consideration, subject to proration, for each Common Share of Maverix Metals Inc. held. Holders who fail to make an election, or who make an invalid election, will be deemed to have elected the All Share Consideration, subject to proration as stated in the proxy statement. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading before market open on January 20, 2023.